Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

June 10, 2024

VIA EDGAR

Eileen Smiley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Varagon Capital Corporation

Definitive Proxy Statement on Schedule 14A filed on April 29, 2024

Dear Ms. Smiley,

On behalf of Varagon Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on May 23, 2024 with respect to the Company’s definitive proxy statement on Schedule 14A, filed with the SEC on April 29, 2024 (the “Definitive Proxy Statement”). Capitalized terms used in this letter but otherwise not defined herein have the meanings specified in the Definitive Proxy Statement.

1. Please supplementally explain whether Fronted Amounts are secured by the Company’s assets.

Response: The Company respectfully advises the Staff on a supplemental basis that the Fronted Amounts are not secured by any of the Company’s assets.

2. Please supplementally explain how the Company complies with Sections 18 and 60 under the Investment

Company Act of 1940, as amended (the “1940 Act”), with respect to these loans and any other senior securities that it may have outstanding taking into account the definition of “senior security” under

Section 18(g) under the 1940 Act.

Response: The Company respectfully advises the Staff on a supplemental basis that, to date, all of the

Fronted Amounts have been repaid by the Company within 60 days. Accordingly, the Fronted Amounts are not “senior securities” within the meaning of Section 18(g) of the 1940 Act because it represents indebtedness where such loan is for temporary purposes only. Pursuant to Section 18(g) of the 1940 Act, a loan is presumed to be for temporary purposes if it is repaid within 60 days and is not extended or renewed. To the extent any Fronted Amount is not repaid within 60 days, then such Fronted Amount would constitute a senior security within the meaning of Sections 18 and 60 of the 1940 Act. In that event,

the Company will comply with the requirements under Sections 18 and 60 of the 1940 Act with respect to such Fronted Amounts, including the applicable asset coverage requirement.

3. Please supplementally explain whether VCC Advisors, LLC’s (the “Adviser”) compliance policies and procedures will supersede Varagon Capital Partner, L.P.’s (“Varagon”) compliance policies and procedures if they are in conflict when the Adviser is fulfilling its advisory responsibilities to the

Company.

Response: The Company respectfully advises the Staff on a supplemental basis that the Adviser and

Varagon are subject to a joint compliance program adopted pursuant to Rule 206(4)-7 under the

Investments Advisers Act of 1940, as amended (the “Advisers Act”), and therefore there are no conflicts between the policies and procedures of the Adviser and Varagon.

4. Do the Adviser’s and Varagon’s compliance policies and procedures address conflict of interest and information sharing with respect to the Company? If so, please explain which policies govern with respect to the Company.

Response: The Company respectfully advises the Staff on a supplemental basis that the Adviser and

Varagon are subject to a joint compliance program adopted pursuant to Rule 206(4)-7 under the Advisers

Act, which addresses conflicts of interest and information sharing with respect their advisory clients,

including the Company. Because the Adviser and Varagon are subject to joint policies and procedures, the same policy would govern the advisory services provided to the Company.

* * *

If you have any questions concerning the foregoing, please contact me at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806.

Sincerely,

/s/ Payam Siadatpour

Payam Siadatpour, Esq.

cc:	Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP